Tangoe, Inc. 35 Executive Boulevard Orange, Connecticut 06477 T: 203.859.9300 F: 203.859.9427

September 11, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:                 Tangoe, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-35247

Ladies and Gentlemen:

On behalf of Tangoe, Inc. (the “Company”), I am writing to confirm my conversation by telephone with Kathleen Collins regarding an extension of time in which to respond to the letter (the “Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission dated September 3, 2013 to Gary Martino, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012.  As discussed with Ms. Collins, the Company would like an additional 10 business days, or a total of 20 business days from the date of the Letter, in which to respond to the comments set forth in the Letter.  As I explained by telephone, this additional time is required in order to evaluate alternative ways to enhance our MD&A disclosures in future filings, in response to the comment set forth in numbered paragraph 1 of the Letter, and in order to further review the feasibility of determining the amount of undistributed earnings so as to respond to the comment set forth in numbered paragraph 2 of the Letter.

Ms. Collins indicated that the additional time requested would be acceptable to the Staff and this letter will serve to confirm that the Company will respond to the Letter within 20 business days of its date.

Very truly yours,

/s/ Thomas P. Flynn

Thomas P. Flynn
General Counsel, Tangoe, Inc.